Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 6 to the Company's Prospectus dated April 7, 1998 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


           Real Property Investments-Potential Property Acquisitions


On June 5, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 225 Irving Park Road in Streamwood, Illinois known as "Woodland Heights Shopping Center" from an unaffiliated third party for a purchase price of approximately $9,600,000.

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at 837 South Westmore in Lombard, Illinois known as "Eastgate Shopping Center" from an unaffiliated third party for a purchase price of approximately $7,600,000. The Company anticipates purchasing the entire fee simple interest in a Single-user Retail facility located at 331
N. Irving Avenue in Woodstock, Illinois known as the "Walgreens Property" from an unaffiliated third party for a purchase price of approximately $1,162,000.


                             Plan of Distribution

The Company commenced the Offering on April 7, 1998. As of June 15, 1998, the Company had accepted subscriptions for 4,675,485 shares ($46,544,449 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of June 15, 1998, these commissions and fees totaled $4,885,881. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services, as described more fully in the Prospectus.






                               SUPPLEMENT NO. 6
                              DATED JUNE 16, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement No. 6 is provided for the purpose of supplementing the Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 1 dated April 9, 1998, Supplement No. 2 dated April 21, 1998, Supplement No. 3 dated April 27, 1998, Supplement No. 4 dated May 5, 1998 and Supplement No. 5 dated May 28, 1998 and must be read in conjunction therewith. This Supplement No. 6 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments

Woodland Heights Shopping Center, Streamwood, Illinois

On June 5, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 225 Irving Park Road in Streamwood, Illinois known as "Woodland Heights Shopping Center" from Woodland Heights Associates, an unaffiliated third party, for approximately $9,600,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $79.44 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Woodland Heights Shopping Center, built in 1956, expanded in 1985 and renovated in 1997, consists of a one-story, multi-tenant retail facility aggregating 120,850 rentable square feet. As of June 15, 1998, Woodland Heights Shopping Center was 86% leased (100% leased if the master lease, which lasts for one year, is considered). The Company believes the space currently being master leased will be leased to new tenants prior to the termination of the master lease. In evaluating Woodland Heights Shopping Center as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. As part of an overall renovation project in 1997, the Jewel/Osco store was expanded to 60,626 square feet, a new facade and new signage was created for the other tenants, new roofing was completed throughout the center, the parking was resurfaced and new parking lot lighting was installed. The Company believes that the center is located within a vibrant economic area. Although approximately 50% of the rentable square feet at Woodland Heights Shopping Center is leased to one tenant, the Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Woodland Heights Shopping Center over the next few years. Nevertheless, pursuant to the leases, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at Woodland Heights Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:

                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1997                        86%                      $ 6.09
               1996                        87                         6.06
               1995                        86                         6.07
               1994                        95                         7.65
               1993                       100                         7.47

Tenants leasing more than 10% of the total square footage include Jewel Food Store, a grocery store and the U.S. Postal Service. These leases require the payment of base annual rent, payable monthly as follows:

                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------
Jewel Food Store    60,626        50%     $ 5.00        Currently    11/30/12
  Option 1                                  5.00        12/01/12     11/30/47

U.S. Postal
  Service           17,750        15%     $ 8.00        Currently    11/30 99
                                            9.00        12/01/99     11/30/04

For federal income tax purposes, the Company's depreciable basis in Woodland Heights Shopping Center will be approximately $7,000,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $451,843.

On June 15, 1998, a total of 104,000 square feet was leased to twelve tenants at Woodland Heights Shopping Center. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------
U.S. Postal
  Service           17,750      11/04        -        $142,000        $ 8.00
Home to Home         1,600      10/98     1/3 yr.       21,618         13.23
                                          1/2 yr.
                                          1/3 yr.

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------
Hollywood Video      8,000      09/07     2/5 yr.      114,000         14.25
Lifestyles           2,000      09/00     1/2 yr.       24,000         12.00
Jewel Food Store    60,626      11/12    1/35 yr.      303,130          5.00
New Horizon's
  Hair Design        2,000      12/03     1/5 yr.       28,000         14.00
Streamwood Currency
  Exchange           1,050      11/00        -          17,724         16.88
Danny's Pizza        1,010      09/06        -          11,110         11.00
Bo Mei Restaurant    2,100      03/03        -          26,250         12.50
Woodland Cleaners    1,050      12/98     1/5 yr.       15,750         15.00
Subway               1,600      01/01     2/5 yr.       20,000         12.50
Video Galaxy         4,800      11/98        -          67,200         14.00
Vacant              16,850


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          3         7,450    $104,118     $789,018     $ 13.98         6.19%        13.20%

   1999          -          -           -         687,224         -            -             -

   2000          2         3,050      42,260      706,310       13.86         2.53          5.98

   2001          1         1,600      21,600      665,860       13.50         1.33          3.24

   2002          -          -           -         645,310         -            -             -

   2003          2         4,100      55,300      660,000       13.49         3.40          8.38

   2004          1        17,750     159,750      604,700        9.00        14.74         26.42

   2005          -          -           -         445,960         -            -             -

   2006          1         1,010      15,150      445,960       15.00          .84          3.40

   2007          1         8,000     127,680      430,810       15.96         6.64         29.64


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Woodland Heights Shopping Center property, as of May 28, 1998, of $9,650,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

           Real Property Investments-Potential Property Acquisitions

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at 837 South Westmore in Lombard, Illinois known as "Eastgate Shopping Center" from an unaffiliated third party for a purchase price of approximately $7,600,000. The Company anticipates purchasing the entire fee simple interest in a Single-user Retail facility located at 331
N. Irving Avenue in Woodstock, Illinois known as the "Walgreens Property" from an unaffiliated third party for a purchase price of approximately $1,162,000.


                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of June 15, 1998 had accepted subscriptions for 4,675,485 shares ($46,544,449 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of June 15, 1998, these commissions and fees totaled $4,885,881. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,120,000 for the year ended December 31, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.